UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc notes rating actions by S&P

11 September 2025

NatWest Group plc ("NWG") notes the decision by the credit rating agency Standard & Poor's Global Ratings (S&P) to
●           upgrade the long-term issuer credit rating to 'A-' from 'BBB+' and affirming the A-2 Short-Term Issuer Credit Rating;
●           upgrade all senior unsecured debt and regulatory capital instruments issued by NWG by one notch.

The outlook remains Stable.

Summary of S&P senior unsecured debt ratings:

	Former			New
	Long Term Rating	Outlook	Short Term Rating	Long Term Rating	Outlook	Short Term Rating
NatWest Group plc	BBB+	Stable	A-2	A-	Stable	A-2

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the rating agency.

For further information please contact:

NatWest Investor Relations

+44 (0) 207 672 1758

NatWest Media Relations:

+44 (0) 13 1523 420

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	11 September 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary